U.S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING


[X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: January 28, 1995

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable


Part I - Registrant Information

Full Name of Registrant: DAIRY MART CONVENIENCE STORES, INC.

Former Name if Applicable: Not Applicable

Address of Principal Executive Office:
One Vision Drive
Enfield, Connecticut 06082


Part II - Rules 12b-25(b) and (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date;

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

     The Registrant could not file its annual report on Form 10-K for the fiscal year ended January 28, 1995 on the prescribed filing date for the following reasons:

     On April 25, 1995, the Company entered into agreements to sell its dairy manufacturing and distribution operations in both Cuyahoga Falls, Ohio, and Enfield, Connecticut. Further, negotiations are in process regarding the sale of the Company's distribution center in Louisville, Kentucky. The planning for, and the negotiations relating to, these transactions commenced prior to the end of the fiscal year ended January 28, 1995, and the authority to consummate these transactions was approved by the Company's Board of Directors prior to the fiscal 1995 year-end. The Company's management is still in the process of determining the amount and the type of reserves, other accounting entries and accounting disclosures relating to such transactions to be included in the financial statements for the fiscal year ended January 28, 1995. As a result, the Company is not able without unreasonable effort or expense to file its Form 10-K on or prior to the prescribed filing date of April 28, 1995.

Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

 Gregory G. Landry, Chief Financial Officer       (203) 741-4444
               (Name)                               (Tel. No.)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                  [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                (See attached explanation)

                                                  [X] Yes  [ ] No

     Dairy Mart Convenience Stores, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Dated this 28th day of April, 1995

                              DAIRY MART CONVENIENCE STORES, INC.




                              By /s/ Gregory G. Landry
                                Gregory G. Landry
                                Its Executive Vice President and
                                Chief Financial Officer

         EXPLANATION OF CHANGE IN RESULTS OF OPERATIONS



     The Company anticipates that its financial results to be reported in its consolidated statement of operations for the fiscal year ended January 28, 1995 (the "1995 Fiscal Year") will be materially less favorable than the $866,000 of net income reported for the fiscal year ended January 29, 1994. The Company's management currently anticipates that the Company will report a substantial net loss for the 1995 Fiscal Year. Financial results for the 1995 Fiscal Year were negatively impacted primarily by a series of non-recurring charges. The non-recurring charges were incurred primarily in connection with (i) the write-down of certain equipment located in the Company's Cuyahoga Falls, Ohio dairy plant and distribution facility, (ii) severance and other personnel related costs associated with a reduction of dairy plant and distribution staff, (iii) the closing or sale of an abnormally large number of retail convenience stores and gasoline facilities, and (iv) the write-down of certain non-operating real estate to its estimated net realizable value. The Company had previously reported for its first, second or third fiscal quarters non-recurring expenses incurred by the Company in connection with the removal of the Company's President and Chief Executive Officer; severance and other personnel related costs associated with a reduction of administrative support positions; and one-time interest expenses and fees associated with a settlement of an Internal Revenue Service audit and the issuance of the Company's $75,000,000 10 1/4% Senior Subordinated Notes due 2004. A more detailed discussion of results of operations will be included in the Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K to be filed.